As filed with the Securities and Exchange Commission on January 17, 2001.



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                Schedule 13E-3/A
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

            RULE 13e TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 4---Final Amendment)

                                  Mikasa, Inc.
             ------------------------------------------------------
                              (Name of the Issuer)

               Mikasa, Inc., Alfred J. Blake, Raymond B. Dingman,
     Anthony F. Santarelli, George T. Aratani, J.G. Durand Industries, S.A.
     ----------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   59862T 10 9
               --------------------------------------------------
                      (CUSIP Number of Class of Securities)

          AMY TUNIS, ESQ.                       PAUL FONTAINE
          Secretary and Senior Counsel          J.G. DURAND INDUSTRIES, S.A.
          MIKASA, INC.                          38 rue Adrien Danvers
          One Mikasa Drive                      62510 Arques, France
          Secaucus, New Jersey  07096-1549      011 3 21 93 00 00
          (201) 867-9210

          Copies to:

          VICTOR I. LEWKOW, ESQ.               FREDERICK TANNE, ESQ.
          DAVID LEINWAND, ESQ.                 Kirkland & Ellis
          Cleary, Gottlieb, Steen & Hamilton   Citigroup Center
          One Liberty Plaza,                   153 East 53rd Street
          New York, New York  10006            New York, New York  10022
          (212) 225-2000                       (212) 446-4800

           ----------------------------------------------------------
              (Name, Address and Telephone Number of Person Notices
           and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

1. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
2. [ ]  The filing of a registration statement under the Securities Act of 1933.
3. [ ]  A tender offer.
4. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            CALCULATION OF FILING FEE
================================================================================
              Transaction Valuation*                Amount of filing fee**
--------------------------------------------------------------------------------
                   $245,107,168                            $49,022
================================================================================
*For purposes of calculating the filing fee only. Determined by (1) multiplying 14,325,295 shares of common stock, par value $0.01 per share, of Mikasa, Inc. by $16.50 per share, and (2) adding thereto $8,739,800 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 1,837,800 options are cancelled in exchange for cash in the transaction).

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $49,022                 Filing Party: Mikasa, Inc.
Form or registration no.: Schedule 14A          Date filed: October 5, 2000

                                  INTRODUCTION

                  This Amendment No. 4 (this "Final Amendment") is being filed as the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on October 5, 2000, as amended (the "Schedule 13E-3"), and is being filed by: (1) Mikasa, Inc., a Delaware corporation ("Mikasa"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Alfred J. Blake, Raymond B. Dingman, Anthony F. Santarelli and George T. Aratani, each an individual, director and stockholder of Mikasa (such individuals collectively, including certain trusts through which such individuals hold Common Stock (as defined below), the "Continuing Stockholders"), and (3) J.G. Durand Industries, S.A., a societe anonyme organized under the laws of France ("J.G. Durand Industries"). Mikasa, the Continuing Stockholders and J.G. Durand Industries collectively are referred to herein as the "Filing Persons." All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

                  This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated September 10, 2000 (the "Merger Agreement"), by and among Mikasa, the Continuing Shareholders, J.G. Durand Industries and Mountain Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of J.G. Durand Industries. Merger Sub, which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged with and into Mikasa (the "Merger") pursuant to the Merger Agreement.

                  On January 11, 2001, Mikasa's shareholders approved the Merger and approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement.

                  On January 11, 2001, Mikasa issued a press release announcing the approval of the Merger and the approval and adoption of the Merger Agreement and the transactions contemplated thereby by Mikasa's shareholders. A copy of the press release has been filed herewith as Exhibit (a)(5)(i).

                  On January 12, 2001, the Merger became effective when Mikasa filed a certificate of merger with the Secretary of State of the State of Delaware. In the merger, each issued and outstanding share of Mikasa common stock, par value $0.01 per share (the "Common Stock"), was cancelled and automatically converted into the right to receive $16.50 in cash, without any interest or any other payment thereon, other than (i) a total of 2,672,800 shares of Common Stock held by Continuing Stockholders, which were converted into shares of common stock of the surviving corporation, (ii) treasury shares and shares of Common Stock owned by any of Mikasa's subsidiaries (which shares were cancelled) and (iii) shares held by stockholders who perfected their dissenters' rights in accordance with Delaware law. Immediately following the Merger, J.G. Durand Industries owned approximately 84.7% of Mikasa and the Continuing Stockholders, in the aggregate, owned approximately 15.3% of Mikasa.

                  On January 12, 2001, Mikasa and J.G. Durand Industries issued a press release announcing the consummation of the Merger. A copy of the press release has been filed herewith as Exhibit (a)(5)(ii).

                  On January 16, 2001, Mikasa filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

ITEM 16.   EXHIBITS.

(a)(2) The definitive proxy statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on December 11, 2000 (incorporated herein by reference to the Proxy Statement).

(a)(5)(i) Press release of January 11, 2001 announcing approval of the Merger and approval and adoption of the Merger Agreement and the transactions contemplated thereby by Mikasa stockholders.

(a)(5)(ii) Press release of January 12, 2001 announcing consummation of the Merger.

(c)(1) Opinion of CIBC World Markets Corp. (incorporated herein by reference to Appendix E of the Proxy Statement).

(c)(2)* Materials presented by CIBC World Markets Corp. to the Special Committee of the Board of Directors of Mikasa, Inc. on September 10, 2000.

(d)(1) Agreement and Plan of Merger, dated September 10, 2000, among Mountain Acquisition Corp., the Shareholders Named Therein, Mikasa, Inc. and J.G. Durand Industries, S.A. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)        Support Agreement, dated as of September 10, 2000, among J.G.
              Durand Industries, S.A., Mountain Acquisition Corp. and the stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).

(d)(3) Stockholders' Agreement, dated September 10, 2000, by and among Mikasa, Inc., J.G. Durand Industries, S.A. and the stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(4)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Alfred J. Blake.

(d)(5)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Raymond B. Dingman.

(d)(6)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Anthony F. Santarelli.

(d)(7)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and George T. Aratani.

(d)(8)* Mikasa, Inc. Incentive Compensation Plan, adopted as of September 10, 2000.

(d)(9)** Consent of the Board of Directors of Mountain Acquisition Corp., dated as of September 7, 2000, authorizing Philippe Durand to execute documents related to the Merger.

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

(g)           Not applicable.


------------------------
* Denotes that the document was filed as an exhibit to the Schedule 13E-3 filed by the Filing Persons on October 5, 2000.

** Denotes that the document was filed as an exhibit to the Schedule 13E-3/A filed by the Filing Persons on December 1, 2000.

                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2001



                                            MIKASA, INC.



                                            By: /s/ Amy Tunis
                                                --------------------------------
                                                Name: Amy Tunis
                                                Title: Secretary


                                            J.G. DURAND INDUSTRIES, S.A.



                                            By: /s/ Philippe Durand
                                                --------------------------------
                                                Name: Philippe Durand
                                                Title: Member of the Directorate





                                            /s/ Amy Tunis
                                            --------------------------------
                                            Amy Tunis on Behalf of
                                            ALFRED J. BLAKE Pursuant
                                            to the Attached Power of Attorney



                                            /s/ Amy Tunis
                                            --------------------------------
                                            Amy Tunis on Behalf of
                                            RAYMOND B. DINGMAN Pursuant
                                            to the Attached Power of Attorney



                                            /s/ Amy Tunis
                                            --------------------------------
                                            Amy Tunis on Behalf of
                                            ANTHONY F. SANTARELLI Pursuant
                                            to the Attached Power of Attorney



                                            /s/ Amy Tunis
                                            --------------------------------
                                            Amy Tunis on Behalf of
                                            GEORGE T. ARATANI Pursuant
                                            to the Attached Power of Attorney

                               POWERS OF ATTORNEY

                  The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                              /s/ Alfred J. Blake
                                         -------------------------------
                                                Alfred J. Blake


                  The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                              /s/ Raymond B. Dingman
                                         ----------------------------------
                                                Raymond B. Dingman


                  The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                              /s/ Anthony F. Santarelli
                                         ---------------------------------------
                                                Anthony F. Santarelli


                  The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 3, 1999
                                               /s/ George T. Aratani
                                         -----------------------------------
                                                George T. Aratani

                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------

(a)(2) The definitve Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 11, 2000 (incorporated herein by reference to the Proxy Statement).

(a)(5)(i) Press release of January 11, 2001 announcing approval of the Merger and approval and adoption of the Merger Agreement and the transactions contemplated thereby by Mikasa stockholders.

(a)(5)(ii) Press release of January 12, 2001 announcing consummation of the Merger.

(c)(1) Opinion of CIBC World Markets Corp. (incorporated herein by reference to Appendix E of the Proxy Statement).

(c)(2)* Materials presented by CIBC World Markets Corp. to the Special Committee of the Board of Directors of Mikasa, Inc. on September 10, 2000.

(d)(1) Agreement and Plan of Merger, dated September 10, 2000, among Mountain Acquisition Corp., the Shareholders Named Therein, Mikasa, Inc. and J.G. Durand Industries, S.A. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)        Support Agreement, dated as of September 10, 2000, among J.G.
              Durand Industries, S.A., Mountain Acquisition Corp. and the stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).

(d)(3) Stockholders' Agreement, dated September 10, 2000, by and among Mikasa, Inc., J.G. Durand Industries, S.A. and the stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(4)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Alfred J. Blake.

(d)(5)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Raymond B. Dingman.

(d)(6)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and Anthony F. Santarelli.

(d)(7)* Employment Agreement, dated September 10, 2000, between Mikasa, Inc. and George T. Aratani.

(d)(8)* Mikasa, Inc. Incentive Compensation Plan, adopted as of September 10, 2000.

(d)(9)** Consent of the Board of Directors of Mountain Acquisition Corp., dated as of September 7, 2000, authorizing Philippe Durand to execute documents related to the Merger.

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

(g)           Not applicable.


------------------------
* Denotes that the document was filed as an exhibit to the Schedule 13E-3 filed by the Filing Persons on October 5, 2000.

** Denotes that the document was filed as an exhibit to the Schedule 13E-3/A filed by the Filing Persons on December 1, 2000.